Exhibit 7. Statement regarding ratio of earnings to fixed charges.

The following table sets forth UBS AG’s ratio of earnings to fixed charges, for the periods indicated.

	For the year ended
	31.12.03	31.12.02	31.12.01	31.12.00	31.12.99
IFRS (1)
Pre-tax earnings from continuing operations (2)	7,910	4,267	6,353	10,109	7,709
Add: fixed charges	28,708	30,297	45,089	44,251	30,246

Pre-tax earnings before fixed charges	36,618	34,564	51,442	54,360	37,955
Fixed charges:
Interest	27,860	29,417	44,236	43,615	29,695
Other (3)	848	880	853	636	551

Total fixed charges	28,708	30,297	45,089	44,251	30,246
Ratio of earnings to fixed charges (4)	1.28	1.14	1.14	1.23	1.25

US GAAP (1)
Pre-tax earnings from continuing operations (2)	8,262	5,473	4,598	6,617	4,216
Add: fixed charges	28,548	30,214	44,950	44,220	30,211

Pre-tax earnings before fixed charges	36,810	35,687	49,548	50,837	34,427
Fixed charges:
Interest	27,700	29,334	44,096	43,584	29,660
Other (3)	848	880	854	636	551

Total fixed charges	28,548	30,214	44,950	44,220	30,211
Ratio of earnings to Fixed charges (4)	1.29	1.18	1.10	1.15	1.14

(1)	The ratio is provided using both IFRS and US GAAP values, as the ratio is materially different between the two accounting standards.
(2)	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.
(3)	Other fixed charges is the interest component of rental expense.
(4)	The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 was CHF 5,319 million.